Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 April 18, 2011

Credit Suisse Merger Arbitrage Liquid Indices

Date: April 2011

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including any applicable product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read all of the applicable offering documents, including the applicable pricing supplement, product supplement, if applicable, the Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, product supplement, if applicable, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Overview

  Since its bottom in 2008, M&A activity is gaining momentum as evidenced by increasing deal volume

  The Credit Suisse Merger Arbitrage Liquid Indices* are designed to provide exposure to a merger arbitrage strategy

  Merger arbitrage could be an appropriate investment strategy in uncertain markets

* The Credit Suisse Merger Arbitrage Liquid Indices (“the Indices”) include the Credit Suisse Merger Arbitrage Liquid Index, Credit Suisse Merger Arbitrage Liquid Index (Net), the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) and the Credit Suisse Merger Arbitrage Liquid Risk Controlled Index.

The Merger Arbitrage Strategy

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The Merger Arbitrage Strategy

Premise

  Designed to capture the spread, if any, between the price at which the stock of a company (the "Target") trades after a proposed acquisition is announced, and the price which the acquiring company (the "Acquirer") has proposed to pay for the Target

  Potential gains realized when deals are completed

  Potential losses incurred when deals break

Strategy

  When a merger transaction is announced, analyze the deal:

–	If the Acquirer proposes to buy the Target by exchange of its own stock for the stock of the Target, the Strategy, as applied by the applicable index, will generally reflect a long position in the Target’s stock and a proportional short position in the stock of the Acquirer based on the exchange ratio for the transaction

–	If the Acquirer proposes to buy the Target by exchanging only cash for the stock of the Target, the Strategy, as applied by the applicable index, will generally reflect a long position in stock of the Target and no position in the stock of the Acquirer

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The Credit Suisse Merger Arbitrage Liquid Index (Net) and the Credit Suisse Merger Arbitrage Liquid Index (Excess Net)

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The Credit Suisse Merger Arbitrage Liquid Index (Net) (the
“Net Index”) and the the Credit Suisse Merger Arbitrage
Liquid Index (Excess Net) (the “Excess Net Index”)

The Net Index and Excess Net Index attempt to employ the merger arbitrage strategy by using a quantitative methodology to track a dynamic basket of securities held as long or short positions (the “Index Components”) and cash weighted in accordance with the index rules to reflect publicly announced merger transactions in the United States, Canada and Western Europe that meet certain qualifying conditions.

The Excess Net Index is identical to the Net Index, except that the Excess Net Index is adjusted for the cost that would be incurred to borrow money to fund the notional long position in the index.

The Excess Net Index is the base index for the Risk Control Index (as defined herein).

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Net Index and Excess Net Index Case Study:
Merger Arbitrage Cash Deal
Carlyle Group's acquisition of NBTY Inc.

*This does not account for the stock’s weighting in the index

Sources: Bloomberg and Credit Suisse

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Net Index and Excess Net Index Case Study:
Merger Arbitrage Stock Deal
Schlumberger’s acquisition of Smith International

*This does not account for the stock’s weighting in the index.

Sources: Bloomberg and Credit Suisse

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Net Index and Excess Net Index Case Study:
Merger Arbitrage Failed Deal
Air Product & Chemical Inc’s acquisition Airgas Inc.

Sources: Bloomberg and Credit Suisse

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Construction Overview: Net Index and Excess Net Index

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Summary of the Index Methodology: Net Index and Excess Net Index*

* The above Index Methodology is a general summary of the rules governing the Net Index and Excess Net Index and exceptions to this summary may apply under certain defined circumstances. Please review the full description of the applicable Index in the applicable pricing supplement. In addition, the Excess Net Index is adjusted for the cost that would be incurred to borrow money to fund the notional long position in the index.

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An Index of Merger Deals
Average Monthly Exposures

The table below shows the average monthly exposures of the Net Index and the Excess Net Index, broken down to show the long and short exposure and whether such exposure is to U.S. or non-U.S. stocks

*Source: Credit Suisse.

Past performance is not a guarantee or indicator of future results.
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The Credit Suisse Merger Arbitrage Liquid Risk Controlled Index

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Credit Suisse Merger Arbitrage Liquid Risk
Controlled Index (the “Risk Control Index”)

Description

  The Risk Control Index (Bloomberg ticker: CSLABM05) is designed to provide varying levels of exposure to the Credit Suisse Merger Arbitrage Liquid Index (Excess Net) (The “Base Index”) (Bloomberg ticker: CSLABME) with volatility tied to a set volatility target. If the realized annualized volatility over the 30 business days between relevering days is less than the volatility target, the exposure to the Base Index is increased. If the volatility over the 30 business days between relevering days is greater than the volatility target, the exposure to the Base Index is decreased.

  The Base Index is an unfunded or excess return index. The maximum and minimum exposures to the Base Index within the Risk Control Index are set at 150% and 0%, respectively.

  The exposure to the Base Index is reset monthly using a target annualized volatility of 5%, but there can be no guarantee that the Risk Control Index will achieve this stated target.

Scenario Analysis (Risk Control Index)

Observed Volatility	30-day Volatility	Volatility Target	Comment

Below Volatility Target	3%	5%	If the 30-day realized annualized volatility of the index is lower than the volatility target, exposure to the Base Index will increase, up to a cap of 150%

At Volatility Target	5%	5%	If the 30-day realized annualized volatility of the index is equal to the volatility target, exposure to the Base Index will be 100%

Above Volatility Target	10%	5%	If the 30-day realized annualized volatility of the index is higher than the volatility target, exposure to the Base Index will be reduced, down to a minimum of 0%.

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Performance of the Indices

Index Performance*

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD

Credit Suisse Merger Arbitrage	2010	-	-	-	-	-	-	1.83%	-0.43%	1.92%	0.52%	-2.46%	2.24%	3.58%

Liquid Index (Net)[1]	2011	1.62%	0.62%	1.34%										3.61%

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD

Credit Suisse Merger Arbitrage	2010	-	-	-	-	-	-	1.80%	-0.46%	1.89%	0.50%	-2.49%	2.22%	3.44%

Liquid Index Excess (Net)[1]	2011	1.60%	0.60%	1.32%										3.55%

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD

Credit Suisse Merger Arbitrage	2010	-	-	-	-	-	-	-	-	-	-	-	-	-

Liquid Risk Controlled Index	2011	-	0.88%	1.98%										2.87%

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
S&P 500 (TRI)
	2010	-	-	-	-	-	-	7.01%	-4.51%	8.92%	3.80%	0.01%	6.68%	15.06%

	2011	2.37%	3.43%	0.04%										5.92%

Performance Statistics

	Credit Suisse Merger Arbitrage Liquid Index (Net)	Credit Suisse Merger Arbitrage Liquid Index (Excess Net)	Credit Suisse Merger Arbitrage Liquid Risk Controlled Index *

1 Month	1.34%	1.32%	1.98%

3 Month	3.61%	3.55%	-

Annualized Return	9.89%	9.59%	-

Annualized Volatility	3.49%	3.49%	-

Sharpe Ratio	2.04	1.96	-

Correlation Statistics

S&P 500	0.47	0.47	-

MSCI World	0.58	0.59	-

Barclays US Aggregate Bond Index	0.06	0.06	-

DJ-UBS Commodity Index	0.48	0.48	-

* For the Credit Suisse Merger Arbitrage Liquid Risk Controlled Index, data is from February, 24 2011	Sources: Credit Suisse and Bloomberg.

1The Index rules were revised on September 1, 2010 and therefore, the applicable Index performance and index levels prior to such date do not reflect the modification of the Index rules that took place on that date.

Past performance is not a guarantee or indicator of future results.

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Summary – The Credit Suisse Merger Arbitrage Liquid Indices

Goals

Provide transparent exposure to the Merger Arbitrage Strategy

–	Apply a rules-based algorithm
–	Invest only in deals that meet the liquidity and arbitrage constraints

Summary Risk Factors

The summary of the risks appearing below are only intended as summaries of some of the risks associated with the Indices or an investment in securities linked to any of the Indices. There are additional risks inherent in an investment in the securities which may be linked to any of the Indices. Prior to investing in any securities linked to any of the Indices, you should, in particular, review the risk factors sections in the applicable pricing supplement and any product supplement, if applicable, which set forth risks relating to an investment in such securities. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to any of the Indices.

  Limited history of the Indices. Publication of the Net Index began on July 1, 2010, publication of the Excess Net Index began on July 1, 2010 and publication of the Risk Control Index began on February 24, 2011. Therefore, each of the Indices has very limited performance history, and no actual investment that allowed a tracking of the performance of such Index was possible before the applicable publication date.

  Any securities will be subject to the credit risk of Credit Suisse AG (“Credit Suisse”). The payment of any amount due on the securities issued by Credit Suisse, including any applicable interest payments, early redemption payment or payment at maturity, is subject to to the credit risk of Credit Suisse.

  Historical performance not indication of future performance. The future performance of any of the Indices cannot be predicted based on its historical performance.

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Summary – Risk Factors (cont.)

  Strategy risk. There is no assurance that the Indices or the strategy on which the Indices are based will be successful.

  The Indices contain an embedded fixed fee. Each of the Net Index and the Excess Net Index (which also serves as the base index for the Risk Control Index) contains an embedded fixed fee of 0.50% per annum, which applies regardless of the performance of such Index.

  Currency exchange risk. Securities linked to the Indices are subject to currency exchange risk due to their exposure to the performance of the applicable Index which reflects the performance of certain foreign stocks.

  Risks associated with non-U.S. securities. Securities linked to the Indices are subject to risks associated with non-U.S. securities markets through their exposure to the performance of the applicable Index which reflects the performance of certain foreign stocks.

  No assurance of any deals being completed. Any of the proposed merger transactions reflected in the Indices may not be completed which could adversely affect the performance of the Indices. In particular, in certain market conditions, it is possible that most or all of the deals would not be completed.

  Limitations on stocks that can be referenced in the Indices. If the stock of any Acquirer included in the Indices ceases to be “easy to borrow,” such stock will be removed from the Indices and will not be eligible for inclusion for one year. In addition, the Indices will only include deals in which the index sponsor is not, or one of its affiliates is not, an advisor in such transaction or otherwise materially involved with the Acquirer or Target at the time when a deal is considered for representation in the Indices.

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Summary – Risk Factors (cont.)

  The Indices may not be fully invested in merger transactions. The level of each of the Indices will not reflect the returns, if any, of the merger arbitrage strategy underlying the Indices with respect to the portion of the applicable Index that is invested in cash and therefore, at times, the Indices may reflect a large cash position.

  Economic and market factors. The value of the Indices will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

  No guarantee that the Risk Control Index will achieve its target volatility. Although the Risk Control Index is designed to control the level of risk of the Excess Net Index by establishing a specific volatility target, there is no guarantee that it will achieve its stated target of 5% annualized volatility.

  Varying levels of exposure to the Excess Net Index may adversely affect the level of the Risk Control Index. Although the formula for the Risk Control Index is designed to control the level of risk of the Excess Net Index, it could result in exposure to the Excess Net Index of greater than or less than 100% and there is no guarantee that it will minimize any potential losses or maximize any potential gains.

  Credit Suisse AG and Credit Suisse Securities (USA) LLC are affiliated with the sponsor of the Indices. The methodology and rules for the Indices were developed by the sponsor, an affiliate of Credit Suisse AG and Credit Suisse (USA) LLC. The sponsor has the ability to take certain actions in connection with calculation of the Indices, including actions that could affect the level of the Indices. As a result, potential conflicts of interest may exist and none of Credit Suisse AG, Credit Suisse Securities (USA) LLC and the sponsor has any obligation to consider any interests in taking any actions that may affect the level of the Indices.

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Contacts

	Michael Clark	+1 212 325 5909
Structured Products	Stewart Oldfield	+1 212 538 4407
	Joe Leo	+1 212 538 4408

www.credit-suisse.com/notes

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